                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                              (Amendment No. ____)

Filed by the Registrant                     [_]
Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[x]  Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[_]  Soliciting Material Pursuant to Section 240.14a-12

                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
                (Name of Registrant as Specified in its Charter)

                    MFC BANCORP LTD. AND VENTEGIS CAPITAL AG
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check appropriate box):

[x]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)   Title of each class of securities to which transaction applies:
     2)   Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     4)   Proposed maximum aggregate value of transaction:
     5)   Total fee paid:

[_]  Fee paid previously with preliminary materials.
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)   Amount Previously Paid:
2)   Form, Schedule or Registration Statement No.:
3)   Filing Party:
4)   Date Filed:

                        ANNUAL MEETING OF STOCKHOLDERS OF
                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
                          FOR THE ELECTION OF DIRECTORS
                      SCHEDULED TO BE HELD ON MARCH 8, 2002


                               PROXY STATEMENT OF
                    MFC BANCORP LTD. AND VENTEGIS CAPITAL AG
                   IN OPPOSITION TO THE BOARD OF DIRECTORS OF
                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.

This proxy statement and the enclosed YELLOW proxy card are being furnished to you, the stockholders of Cybernet Internet Services International, Inc. ("Cybernet" or the "Company"), in connection with the solicitation of proxies by MFC Bancorp Ltd. ("MFC") and Ventegis Capital AG ("Ventegis", and collectively with MFC, the "Shareholders Group") for use at the meeting of stockholders to elect directors of Cybernet, and at any adjournments, postponements or reschedulings thereof (the "Stockholders Meeting").


On February -, 2002, the Court of Chancery of the State of Delaware (the "Delaware Court") entered an order (the "Order") setting a meeting date for the election of two Class B directors and two Class C directors of Cybernet. The Order specifies that the Stockholders Meeting is to be held on March 8, 2002 at 11:00 a.m. (local time) at Cybernet's offices at Stefan-George-Ring 19-23, Munich, Germany. The Order also set February 7, 2002 as the record date for determining stockholders entitled to receive notice of and to vote at the Stockholders Meeting, and February 18, 2002 as the notice date for the Stockholders Meeting. The Order provides that the election of two Class B and two Class C directors of Cybernet shall be voted upon at the Stockholders Meeting, the shares of Cybernet represented at the Stockholders Meeting shall constitute a quorum, the slate of directors nominated by the Shareholders Group shall be permitted to stand for election at the Stockholders Meeting, the Stockholders Meeting shall be held in English and the Stockholders Meeting shall be overseen by a monitor and chair mutually agreed to by the parties.


Accordingly, the Shareholders Group intends to nominate four directors for election at the Stockholders Meeting: Roy Zanatta and Greg Elderkin as Class B directors and Michael J. Smith and Eduard Seligman as Class C directors.

The Shareholders Group is soliciting proxies to take the following actions at the Stockholders Meeting:

(1) to elect Roy Zanatta and Greg Elderkin as Class B directors of Cybernet to serve until the 2003 annual meeting of stockholders of Cybernet;

(2) to elect Michael J. Smith and Eduard Seligman as Class C directors of Cybernet to serve until the 2004 annual meeting of stockholders of Cybernet;

(3)  to reject the approval of the Cybernet 1998 Stock Incentive Plan;

(4) to ratify the appointment of Ernst & Young Deutsche Allgemeine Treuhand AG as corporate auditors of Cybernet for the 2000 and 2001 calendar years; and

(5) to transact such other business as may properly come before the Stockholders Meeting.

Information concerning the Shareholders Group, its nominees and other persons who are participants in its solicitation of proxies is provided in this proxy statement under the headings "Election of Directors" and "Information About the Participants" and in ANNEX A.

A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF COMMON STOCK OR SHARES OF SERIES B PREFERRED STOCK OF CYBERNET ON FEBRUARY 7, 2002, THE RECORD DATE FOR THE STOCKHOLDERS MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE STOCKHOLDERS MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED YELLOW PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE YELLOW PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY CYBERNET.

The date of this proxy statement is February -, 2002. This proxy statement and the enclosed YELLOW proxy card are first being sent or given to stockholders of Cybernet on or about February -, 2002.

                          INDEX TO THE PROXY STATEMENT


ITEM                                                                                   PAGE
----                                                                                   ----
Introduction......................................................................       4

Why We Believe the Current Board of Directors of Cybernet Must be Changed.........       5

Objectives of the Shareholders Group..............................................       7

     The Right Leadership for Cybernet............................................       7

     Intent of the Shareholders Group.............................................       7

     Background to the Solicitation...............................................       7

     Commitment of the Shareholders Group.........................................      11

     Litigation Allegations.......................................................      11

Election of Directors.............................................................      12

     Information About Our Nominees...............................................      13

Approval of Cybernet 1998 Stock Incentive Plan....................................      14

Ratification of Appointment of Corporate Auditors.................................      15

Voting Procedures.................................................................      15

Proxy Solicitation and Expenses...................................................      18

Information About the Participants................................................      18

Information About Cybernet........................................................      18

Other Matters to be Voted Upon....................................................      19


Annex A - Information Concerning the Shareholders Group and Other Participants....      A-1

     Security Ownership...........................................................      A-1

     Transactions in Cybernet Securities..........................................      A-2

     Arrangements, Interests and Transactions.....................................      A-3

     Additional Information About the Nominees of the Shareholders Group..........      A-4


Appendix - Yellow Proxy Card

                                  INTRODUCTION

We intend to nominate four directors for election to the board of Cybernet: Roy Zanatta and Greg Elderkin as Class B directors and Michael J. Smith and Eduard Seligman as Class C directors.

If the slate of directors nominated by the Shareholders Group is elected, it may constitute a change of control(1) under Cybernet's bond indentures relating to bonds with total outstanding principal of approximately $160 million. A change of control may trigger an acceleration of the bonds which could result in the bankruptcy of Cybernet. However, both management of Cybernet and the Shareholders Group have a strong incentive to avoid a change of control. In addition, both management of Cybernet and the Shareholders Group have the ability to avoid a change of control.


Cybernet's board currently consists of two Class A directors, being Hubert Besner and Robert Fratarcangelo, two Class C directors, being Andreas Eder and Tristan Libischer, and two vacant Class B director seats. The Order provides that the election of two Class B and two Class C directors shall be voted upon at the Stockholders Meeting. The Shareholders Group intends to nominate two Class B and two Class C directors for election at the Stockholders Meeting, while management of Cybernet has indicated that it will nominate one Class B and two Class C directors for election.

To avoid a change of control, we believe that three out of the four members of the incumbent board of directors of Cybernet could simply approve of two of the nominees of the Shareholders Group for election as a director of Cybernet while maintaining its own slate of nominees. On the other hand, the Shareholders Group has the ability to avoid a change of control by, among other things, voting its own shares for two of the nominees of management of Cybernet rather than two of its own nominees. However, there is no assurance that either the management of Cybernet or the Shareholders Group will take the necessary actions to avoid a change of control.


The Shareholders Group is soliciting your proxy in support of the election of our slate of nominee directors of Cybernet. For more information regarding the nominees of the Shareholders Group, see "Election of Directors Information About Our Nominees".

YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR YELLOW PROXY CARD AT YOUR EARLIEST CONVENIENCE.

If you have any questions concerning this proxy statement or need help voting your shares, please call Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00.

--------
(1)  The applicable definition of "change of control" as it appears in section
     1.1 of each bond indenture is as follows:

          "change of control" means such time as . . . (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any directors who are members of the Board of Directors on the date hereof and any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such Board of Directors then in office . . .

                  WHY WE BELIEVE THE CURRENT BOARD OF DIRECTORS
                           OF CYBERNET MUST BE CHANGED

Cybernet has not held an election of directors since May 17, 1999 and stockholders of Cybernet have not voted to elect directors of Cybernet for more than two and a half years.


WE BELIEVE THAT IT IS TIME TO CHANGE THE BOARD OF DIRECTORS OF CYBERNET.

     o Ernst & Young Deutsche Allgemeine Treuhand AG, Cybernet's independent auditors, have reported on Cybernet's consolidated financial statements for the year ended December 31, 2000 as follows:


               "[T]he Company has incurred recurring operating losses and used significant amounts of cash to operate the Company. THESE CONDITIONS RAISE SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN." (Emphasis added)

     o Cybernet has confirmed and reiterated such concerns in its most recent quarterly report on Form 10-Q for the period ended September 30, 2001 stating the following:

               "Investors in the Company should review carefully the report of Ernst & Young. THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO CONTINUE AS A GOING CONCERN." (Emphasis added) . . .

               "We believe that our cash and cash equivalents will provide adequate liquidity to fund our normal operating activities over the next FOUR MONTHS." (Emphasis added)

     o    Since December 31, 1998, Cybernet's total debt has risen from euro
          10.4 million to euro 180.1 million as at September 30, 2001, an increase of approximately 1,632%.(2)


                                  [GRAPH]

                                  DEBT(2)
                           (EUROS, IN THOUSANDS)

                    DECEMBER  31, 1998           10,357
                    DECEMBER  31, 1999          218,041
                    DECEMBER  31, 2000          182,618
                    SEPTEMBER 30, 2001          180,121

--------
(2) Source: Cybernet's annual reports on Form 10-K for the periods ended December 31, 1998, 1999 and 2000, respectively, and Cybernet's quarterly report on Form 10-Q for the period ended September 30, 2001.

     o Since December 31, 1999, Cybernet's shareholders' equity has eroded dramatically. As at September 30, 2001, Cybernet's liabilities exceeded its assets by euro 27.8 million.(2)

                                 [GRAPH]

                     SHAREHOLDERS' EQUITY (DEFICIT)(2)
                           (EUROS, IN THOUSANDS)

                    DECEMBER  31, 1998           57,724
                    DECEMBER  31, 1999           68,448
                    DECEMBER  31, 2000           13,203
                    SEPTEMBER 30, 2001          (27,751)


     o Cybernet's share price as quoted on the OTC Bulletin Board in the United States (the "OTC") has fallen from a high of $47.00 on January 20, 1999 to $0.40 on January 31, 2002.(3) The following chart demonstrates Cybernet's declining monthly closing share price on the OTC from December 30, 1998 to December 31, 2001.(3)(4)

                                  [GRAPH]

                            COMMON STOCK PRICE(3)
                                     (U.S.$)

                   DECEMBER 31, 1998           $36.875
                   JANUARY 29, 1999            $40.50
                   FEBRUARY 26, 1999           $33.50
                   MARCH 31, 1999              $28.00
                   APRIL 30, 1999              $24.75
                   MAY 28, 1999                $20.00
                   JUNE 30, 1999               $19.00
                   JULY 30, 1999               $16.875
                   AUGUST 31, 1999             $15.00
                   SEPTEMBER 30, 1999          $15.25
                   OCTOBER 29, 1999            $15.375
                   NOVEMBER 30, 1999           $11.00
                   DECEMBER 31, 1999           $ 8.75
                   JANUARY 31, 2000            $11.00
                   FEBRUARY 29, 2000           $15.50
                   MARCH 31, 2000              $11.50
                   APRIL 28, 2000              $ 9.00
                   MAY 31, 2000                $ 6.50
                   JUNE 30, 2000               $ 5.5625
                   JULY 31, 2000               $ 4.75
                   AUGUST 31, 2000             $ 4.00
                   SEPTEMBER 29, 2000          $ 4.4375
                   OCTOBER 31, 2000            $ 4.50
                   NOVEMBER 30, 2000           $ 3.25
                   DECEMBER 29, 2000           $ 1.8125
                   JANUARY 31, 2001            $ 2.625
                   FEBRUARY 28, 2001           $ 2.00
                   MARCH 30, 2001              $ 1.0938
                   APRIL 30, 2001              $ 0.90
                   MAY 31, 2001                $ 0.95
                   JUNE 29, 2001               $ 0.72
                   JULY 30, 2001               $ 0.60
                   AUGUST 31, 2001             $ 0.55
                   SEPTEMBER 28, 2001          $ 0.40
                   OCTOBER 31, 2001            $ 0.49
                   NOVEMBER 30, 2001           $ 0.55
                   DECEMBER 31, 2001           $ 0.37

     o Despite Cybernet having knowledge of a potential contested proxy solicitation, the board of directors of Cybernet recently approved the following:

          >> the amendment of Andreas Eder's employment agreement by extending its term to expire in December 2004 and increasing his annual base salary by euro 25,564 or 16.7% from euro 153,388 to euro 178,952; and

          >> the amendment of Dr. Paolo di Fraia's employment agreement by extending its term to expire in December 2004.

--------
(3)  Source: Bloomberg L.P. reporting OTC trades.
(4) Cybernet's common stock is traded on the OTC under the symbol "ZNET" and on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "CYN". Cybernet's common stock also trades on the Freiverkehr of the Berlin and Munich Stock Exchanges.

                      OBJECTIVES OF THE SHAREHOLDERS GROUP

THE RIGHT LEADERSHIP FOR CYBERNET

We represent the right to vote approximately 26% of the issued and outstanding shares of common stock of Cybernet. To provide what we believe is the right leadership for the future of Cybernet, we have assembled a slate of director nominees comprised of people who have public company experience. For more information regarding the nominees of the Shareholders Group, see "Election of Directors - Information About Our Nominees".

INTENT OF THE SHAREHOLDERS GROUP


We intend to elect a slate of directors to work with continuing board members and management to develop and formulate the appropriate plans and strategies to carry out a restructuring of Cybernet and preserve and enhance shareholder value. There is no assurance that the Shareholders Group will be successful in the implementation of these objectives.


BACKGROUND TO THE SOLICITATION


MFC'S INITIAL INVOLVEMENT WITH CYBERNET


MFC and Holger Timm have a prior relationship which predates any involvement of MFC with Ventegis or Cybernet. Holger Timm introduced MFC to Ventegis, a company in which Holger Timm is a minority shareholder and a member of the supervisory board of directors.


MFC is a public corporation that operates in the financial services industry, specializing in merchant banking internationally. Ventegis and Holger Timm are significant shareholders of Cybernet, a company experiencing financial difficulties and a declining share price, and believed that MFC would be an appropriate financial advisor for Cybernet. Accordingly, Ventegis and Holger Timm referred MFC to Cybernet.


On September 19, 2001, MFC submitted a preliminary draft, non-binding proposal to Cybernet. MFC proposed to act as the merchant bank for Cybernet and provide corporate finance services in connection with a restructuring of Cybernet's long-term debt. MFC's preliminary draft proposal was submitted independently of Ventegis and Holger Timm, and Ventegis and Holger Timm were not to derive any benefit from the implementation of MFC's preliminary draft proposal, other than indirectly through any resulting increase in Cybernet's share price.

Despite a series of written correspondence and meetings involving Cybernet and the members of the Shareholders Group in September and October, 2001, Cybernet did not decide to engage MFC and the preliminary draft proposal was not further advanced. To date, MFC has not received any fees from Cybernet in connection with its preliminary draft proposal.


The Shareholders Group believed that Cybernet's existing board of directors was incapable of successfully leading a restructuring of Cybernet and that a board of directors including representatives of MFC was more likely to successfully lead a restructuring and thereby potentially preserve and enhance shareholder value. Accordingly, on October 31, 2001, the Shareholders Group sent a letter to the board of directors of Cybernet requesting that Michael J. Smith, Eduard Seligman and Roy Zanatta be appointed to the board of directors of Cybernet and that any three existing directors resign, other than Andreas Eder who should continue as a board member. Such request was not agreed to by Cybernet.

AGREEMENTS BETWEEN MFC, HOLGER TIMM AND VENTEGIS


On November 2, 2001, MFC, Holger Timm, Ventegis and Consors Bank AG (the "Depositary") entered into an agreement (the "Agreement") dated for reference October 29, 2001 pursuant to which MFC was granted voting rights for the term of the Agreement with respect to in aggregate 6,872,796 shares of common stock of Cybernet deposited by Holger Timm and Ventegis with the Depositary. MFC will retain such voting rights until the shares deposited with the Depositary are delivered to the holders of voting trust certificates representing such shares upon the termination of the Agreement.

Ventegis and Holger Timm granted MFC voting power over shares of common stock of Cybernet to allow MFC to actively influence the strategy and policy of Cybernet, including potentially electing MFC's slate of directors who may be able to preserve and enhance shareholder value more effectively than the current directors of Cybernet. The Agreement grants MFC a right of first refusal such that in the event either Holger Timm or Ventegis wishes to sell his or its shares of Cybernet to a third party, MFC has the right to either match the offer of the third party and purchase the shares, or allow the shares to be sold to the third party. Also under the Agreement, Ventegis is obligated to pay MFC 30% of any increase after one year in the total value of the shares of Cybernet held by Ventegis which are subject to the Agreement.

The term of the Agreement is 18 months to be renewed automatically for further three month periods unless terminated by the parties. If Holger Timm and Ventegis acquire any additional common stock of Cybernet during the term of the Agreement, such shares will also be subject to the Agreement.

In addition, if MFC acquires all of the issued and outstanding 14% senior notes, due 2009 of Cybernet (the "Notes"), MFC will offer to sell the Notes to Cybernet at its cost. If MFC acquires less than all of the Notes and subsequently disposes of any Notes, MFC will divide the net proceeds among MFC, Ventegis and Holger Timm based upon their proportionate percentage interests in the outstanding common stock of Cybernet.

In addition, on October 31, 2001, MFC and Ventegis entered into an agreement dated for reference October 29, 2001 pursuant to which MFC engaged Ventegis to provide consulting and informational services to MFC with relation to Cybernet in consideration of euro 10,500. Ventegis agreed to support the engagement of MFC as a financial advisor to Cybernet in the restructuring of its debt in consideration for Ventegis receiving an agency fee of 15% of the fees actually received by MFC for such services rendered.


COURT PROCEEDINGS

On November 13, 2001, Cybernet's Chief Executive Officer applied for and received an order dated November 15, 2001 from the Delaware Court scheduling an adjourned meeting of stockholders of Cybernet to elect directors of Cybernet for December 4, 2001 and waiving all quorum requirements. The Shareholders Group was not provided notice of such application despite Cybernet's awareness of its interest in board representation and its demands for a stockholders meeting as requested in a letter dated October 31, 2001 sent by the Shareholders Group to Cybernet.


On November 16, 2001, the Shareholders Group moved to intervene in the Delaware action and asked the Delaware Court, INTER ALIA, to vacate its order dated November 15, 2001 that set December 4, 2001 as the date for an adjourned meeting of stockholders of Cybernet.


On November 21, 2001, the Shareholders Group sent a letter to Cybernet, INTER ALIA, providing formal written notice to Cybernet of its intent to nominate its nominees for election to Cybernet's board of directors at the next meeting of stockholders of Cybernet. It also notified Cybernet that the Delaware Court had scheduled a hearing on December 3, 2001 to consider the Shareholders Group's requests for relief in the Delaware action.


On December 3, 2001, the Delaware Court vacated its order dated November 15, 2001 which waived all quorum requirements for the adjourned meeting of stockholders of Cybernet scheduled for December 4, 2001. On December 4, 2001, a quorum was not present for a meeting of stockholders of Cybernet.

Management of Cybernet filed a preliminary proxy statement on December 17, 2001 rescheduling a meeting of stockholders to elect directors of Cybernet for February 28, 2002.


The Delaware Court entered a stipulated final order on December 19, 2001 (the "December Order") pursuant to which Cybernet was ordered to hold a stockholders meeting for the election of two Class B and two Class C directors to be voted upon on January 18, 2002, 11:00 a.m., local time, at Cybernet's offices in Germany. The December Order further stipulated that the shares of Cybernet represented at the meeting would constitute a quorum and the slate of directors nominated by the Shareholders Group would be permitted to stand for election at the stockholders meeting.

NEGOTIATIONS FOR A JOINT PROXY STATEMENT

On or about December 23, 2001, MFC proposed that a single proxy statement be sent to Cybernet shareholders. In that proxy statement, the Shareholders Group and Cybernet would each put forth a slate of nominees for election that had been approved by Cybernet's board and shareholders could vote for their choice. A single proxy statement would, among other things, eliminate some contentiousness and the cost of separate solicitations. Cybernet agreed to use such a single proxy statement on the condition that the Cybernet board approve a proposal from MFC to restructure Cybernet's outstanding senior notes.

On December 29, 2001, MFC submitted a written draft proposal for potentially restructuring Cybernet's outstanding senior notes and to assist it in enhancing shareholder value. On December 31, 2001, MFC made an oral presentation of that draft proposal to Cybernet's board of directors and answered questions relating thereto. The draft proposal provided that if the Shareholders Group's nominees were elected, MFC may arrange a credit facility to be used in part to purchase some of Cybernet's senior notes and provide working capital. MFC only proposed such arrangement to Cybernet's board and did not commit to providing such a credit facility.

MFC's draft proposal was subject to a detailed review of the financial position, results of operations and business affairs of Cybernet. There was no assurance that MFC's proposal would have been implemented by Cybernet, or that such proposal, if implemented, would have been successful in restructuring the senior notes of Cybernet or otherwise. To date, all of MFC's proposals to Cybernet have been draft, preliminary and non-binding and MFC has not received any fees from Cybernet in connection with such proposals.

On or about January 1, 2002, Cybernet's board of directors approved the concept of a single proxy statement, subject to or about final approval of the actual content of the proxy material.

MFC and Cybernet continued to negotiate the terms of the single proxy statement and a credit facility to be provided by MFC to Cybernet for working capital, severance payments, indemnities and the continuation of directors' and officers' insurance. These negotiations eventually failed as a result of an inability of the parties to agree upon the size of the severance packages and guarantees demanded by Cybernet's chief executive officer and chief financial officer and demands for indemnities and/or insurance made by the board of directors.

On January 24, 2002, Cybernet made a motion to the Delaware Court to modify the December Order and set a new meeting date for sometime in March 2002 (the "Cybernet Motion").

At virtually the same time as the Cybernet Motion, the Shareholders Group and Holger Timm (collectively, the "Intervening Shareholders") filed a motion for a contempt order in the Delaware Court requesting that the Delaware Court hold Cybernet and its officers and directors in contempt for violating the December Order by failing to hold an annual stockholders meeting and requesting that the Delaware Court enter an order requiring that, among other things: (i) Cybernet hold a stockholders meeting for the election of directors on or before February 26, 2002; (ii) Cybernet, its officers and directors, be held jointly and severally responsible to pay monetary sanctions for each day after the Delaware Court adjudicates it in contempt; and (iii) Cybernet and its subsidiaries not enter into any agreements or arrangements outside of the normal course of business until such time as it has held a stockholders meeting.

On January 28, 2002, the Intervening Shareholders filed a response to motion for modification order in the Delaware Court disputing many of the allegations set out in the Cybernet Motion and requesting that the Delaware Court enter an order requiring Cybernet to hold a stockholders meeting on or before February 26, 2002 and holding the issue of contempt in abeyance until a hearing date and briefing schedule for the submission of additional factual materials and legal argument on that issue can be set.

MEETING DATE ORDERED

On February -, 2002, the Delaware Court entered the Order setting a meeting date for the election of two Class B directors and two Class C directors of Cybernet. The Order specifies that the Stockholders Meeting is to be held on March 8, 2002 at 11:00 a.m. (local time) at Cybernet's offices at Stefan-George-Ring 19-23, Munich, Germany. The Order also set February 7, 2002 as the record date for determining stockholders entitled to receive notice of and to vote at the Stockholders Meeting, and February 18, 2002 as the notice date for the Stockholders Meeting. The Order provides that the election of two Class B and two Class C directors of Cybernet shall be voted upon at the Stockholders Meeting, the shares of Cybernet represented at the Stockholders Meeting shall constitute a quorum, the slate of directors nominated by the Shareholders Group shall be permitted to stand for election at the Stockholders Meeting, the Stockholders Meeting shall be held in English and the Stockholders Meeting shall be overseen by a monitor and chair mutually agreed to by the parties.


If the nominees of the Shareholders Group are elected as directors of Cybernet at the Stockholders Meeting, Cybernet may engage MFC or its affiliates to provide financial and other advisory services to Cybernet in connection with any restructuring on an as-and-when needed basis in the future. The scope of such services will be determined by the board of directors of Cybernet and may include the restructuring of Cybernet's debt. The fees for such services will be based upon fees customarily charged by MFC or its affiliates to third parties and as approved by the directors of Cybernet who are not affiliated with MFC. MFC operates in the financial services industry, specializing in merchant banking internationally, and regularly provides financial and other advisory services to its clients.

In connection with the rendering of services by MFC to Cybernet, MFC may, from time to time, engage Ventegis to assist it in providing consulting and other advisory services to Cybernet on an as-and-when needed basis in the future.

COMMITMENT OF THE SHAREHOLDERS GROUP

The Shareholders Group is dissatisfied with the performance of the current board of directors of Cybernet. The nominees of the Shareholders Group are wholly independent of Cybernet's current management and are committed to salvaging Cybernet and preserving stockholder value. No assurance can be given that electing the nominees of the Shareholders Group will enhance stockholder value.

The nominees of the Shareholders Group, if elected, are committed to acting in the best interest of Cybernet's stockholders and, subject to their fiduciary duties as directors of Cybernet, will pursue any restructuring of Cybernet diligently and promptly. No stockholder vote may be required for implementation of the objectives of the Shareholders Group and none is specifically contemplated.

                                   * * * * * *

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED YELLOW PROXY CARD (AND NOT TO
                RETURN ANY PROXY CARD SENT TO YOU BY CYBERNET).

                                   * * * * * *

LITIGATION ALLEGATIONS


In its [preliminary proxy statement filed on February 7, 2002], management of Cybernet references four litigation matters involving MFC and/or Michael J. Smith and Roy Zanatta. Management of Cybernet presumably includes such references in its [preliminary proxy statement] in order to infer allegations of wrongdoing on the part of such parties in these matters. We note that the board of directors of Cybernet itself acknowledges that the allegations set forth in its description of the litigation matters "are obtained from the plaintiffs' complaints in the applicable case and ARE NOT FINDINGS OF FACT". (emphasis added) Accordingly, MFC wishes to clarify some of the misstatements referenced in management's [preliminary proxy statement filed on February 7, 2002].


MACDONALD OIL EXPLORATION LIMITED V. 32565 YUKON INC., MFC BANCORP LTD., MICHAEL
J. SMITH, ROY ZANATTA, AND OTHERS, IN THE SUPERIOR COURT IN THE PROVINCE OF QUEBEC, DISTRICT OF MONTREAL.

The Quebec Superior Court issued an interim order in May 2001 which, INTER ALIA, prevented a subsidiary of MFC from exercising voting rights over its shares of Bresea Resources Ltd. without obtaining the approval of the Court. Such interim order was vacated in December 2001 by the Quebec Court of Appeal.

CLARION INVESTMENT AND MORTGAGE AND CLIFFTOWN HOLDINGS INTERNATIONAL INC., AND OTHERS V. EURO TRADE & FORFAITING, INC., MFC BANCORP LTD., MICHAEL J. SMITH, AND OTHERS, IN THE UNITED STATES DISTRICT COURT, DISTRICT OF COLUMBIA AND SUBSEQUENTLY TRANSFERRED TO THE UNITED STATES DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK (THE "CLIFFTOWN ACTION"); AND NORTH CASCADE LIMITED, COLLINGWOOD INVESTMENTS LIMITED AND KISHOR KUMAR KANTILAL NAIK V. EURO TRADE & FORFAITING, INC., MFC BANCORP LTD. AND MICHAEL J. SMITH, AND OTHERS, IN THE UNITED STATES DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK (THE "COLLINGWOOD ACTION").


In November 2000, Euro Trade & Forfaiting, Inc. ("Euro Trade"), of which Michael
J. Smith was a director and officer, commenced an action, as amended, in the United States District Court, Southern District of New York (the "New York Court") against its former Chief Executive Officer, John Vowell, its former Chairman, Chandra Sekar, its former Chief Financial Officer, Naren Desai, John
W. Duffell and John Does 1-10 alleging, in part, that Mr. Vowell, Mr. Sekar and Mr. Desai breached their fiduciary duties to Euro Trade and, along with the other defendants, participated in a wide-ranging fraudulent scheme to benefit themselves and their associates at the expense of Euro Trade (the "Euro Trade Action"). Euro Trade is seeking to recover from the defendants, among other things, actual and punitive damages, as well as the return of certain shares issued to the defendants as a result of their fraudulent behaviour. In April 2001, Euro Trade entered into a settlement agreement with one of the defendants, John Vowell, pursuant to which Mr. Vowell agreed to transfer to Euro Trade 1,250,000 common shares of Euro Trade and to cooperate and assist Euro Trade in its claims against the other defendants.

The Clifftown Action was filed in November 2000. Euro Trade reports on its annual report filed on September 28, 2001 that it considers the Clifftown Action to be without merit and intends to vigorously defend itself against the claimant's allegations. Euro Trade regards the Clifftown Action to be a response to the Euro Trade Action. The Clifftown Action has subsequently been transferred to the New York Court to be heard with the Euro Trade Action.

The Collingwood Action was commenced in December 2000. In April 2001, the claimants filed a Notice of Voluntary Dismissal with the New York Court, thereby dismissing the Collingwood Action.


GIBRALT CAPITAL CORPORATION ("GIBRALT") V. DRUMMOND FINANCIAL CORPORATION ("DRUMMOND"), MFC BANCORP LTD., MICHAEL J. SMITH AND ROY ZANATTA, AND OTHERS, IN THE DELAWARE COURT (THE "GIBRALT ACTION").

The Gibralt Action was filed in September 1999 in the form of a class action on behalf of shareholders of Drummond, but has not received Court certification as such. Drummond has reported in its annual report filed on December 11, 2001 that it believes the claims of Gibralt to be entirely without merit and intends to vigorously defend itself against the lawsuit. In a Schedule 13D/A filed by Gibralt dated May 7, 2001, it disclosed that it had sold all of its shares of Drummond.


                              ELECTION OF DIRECTORS

In accordance with the terms of Cybernet's Certificate of Incorporation and Bylaws, the terms of office of the board of directors are divided into three classes: the term of the existing Class A directors will expire at the annual meeting of stockholders to be held in 2002; the term of the newly elected Class B directors will expire at the annual meeting of stockholders to be held in 2003; and the term of the newly elected Class C directors will expire at the annual meeting of stockholders to be held in 2004. At each annual meeting of stockholders, the successors to directors whose terms expire at the annual meeting will be elected to serve from the time of the annual meeting until the third annual meeting following their election and until their successors are duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

We intend to nominate Roy Zanatta and Greg Elderkin as Class B directors and Michael J. Smith and Eduard Seligman as Class C directors for election at the Stockholders Meeting. Based on their business and professional experience, we believe that our nominees are qualified to serve as directors of Cybernet. Each nominee of the Shareholders Group has consented to serve as a director of Cybernet if elected and to be named in this proxy statement and in any other soliciting materials of the Shareholders Group as a nominee of the Shareholders Group.

INFORMATION ABOUT OUR NOMINEES

Each nominee of the Shareholders Group has furnished the information about him that is provided in this proxy statement.


NAME AND BUSINESS                        PRESENT PRINCIPAL OCCUPATION AND
ADDRESS                          AGE     FIVE YEAR BUSINESS EXPERIENCE
-----------------                ---    ------------------------------
Roy Zanatta                      37      Mr. Zanatta is the Secretary, Vice-President and a director of MFC,
1620 - 400 Burrard Street                a Nasdaq  National Market listed company. Mr. Zanatta has been an
Vancouver, British Columbia              employee of MFC since 1993 and has been the Secretary,
Canada V6C 3A6                           Vice-President and a director of MFC since 1996.  Mr. Zanatta is also a director of TriMaine Holdings, Inc., an OTC listed company.
                                         Formerly, Mr. Zanatta consulted for and held positions with the
                                         British Columbia Hydro and Power Authority, the Canadian Standards
                                         Association and Atomic Energy of Canada Ltd. Mr. Zanatta earned a
                                         B.A.Sc. degree in 1987 from the University of British Columbia
                                         (Canada) and an MBA in 1991 from McGill University (Canada).

Greg Elderkin                    38      Mr. Elderkin is the Executive Vice President, a director and the
555 S. Renton Village Pl.                designated real estate broker at Pacific West Brokerage, Inc. Mr.
Suite 700                                Elderkin has held these positions since 1989. In addition, Mr.
Renton, Washington  98055                Elderkin is a co-founder and director of the SFG Funds, a private real estate lending organization, and a director of Med Net
                                         International Ltd., a Toronto Stock Exchange listed company.

NAME AND BUSINESS                        PRESENT PRINCIPAL OCCUPATION AND
ADDRESS                          AGE     FIVE YEAR BUSINESS EXPERIENCE
-----------------                ---    ------------------------------
Michael J. Smith                 53      Mr. Smith is the President, Chief Executive Officer and a director
17 Dame Street                           of MFC, a Nasdaq National Market listed company. Mr. Smith has
Dublin 2, Ireland                        been the President and Chief Executive Officer of MFC since 1996 and a director since 1986. Mr. Smith is also a director of
                                         TriMaine Holdings, Inc., Drummond Financial Corporation and Euro
                                         Trade & Forfaiting, Inc. (all of which are listed on the OTC) and a member of the  management board of Digitale Telekabel AG, a Nasdaq
                                         Smallcap Market listed company. Formerly, Mr. Smith was the
                                         Executive Vice-President, Chief Financial Officer, Secretary and a
                                         trustee of Mercer International Inc. (a Nasdaq National Market
                                         listed company) from 1985 to 1996. Mr. Smith was one of the founding  members of the Prentiss Howard Group, a company organized in 1979 which assists domestic and international companies with investments, mergers and acquisitions.

Eduard Seligman                  36      Mr. Seligman is a Vice-President of MFC Merchant Bank S.A., a fully
Cours de rive 6                          licensed Swiss bank. Mr. Seligman has been an employee of MFC
1211 Geneva, Switzerland                 Merchant Bank S.A. since 1998. Mr  Seligman is also a member of the management board of Digitale Telekabel AG, a Nasdaq Smallcap Market listed company. Formerly, Mr. Seligman held the position of co-manager of a private fund with Performance Plus S.A.
                                         (Switzerland) from 1996 to 1998 and worked in the commercial department of Credit Suisse from 1993 to 1995. Mr. Seligman is a
                                         Certified Financial Analyst and earned a lic. Oec. HSG. degree in
                                         1992 from the St. Gallen University for Business Administration,
                                         Law and Social Studies (Switzerland).


No corporation or organization identified in the preceding table is an affiliate of Cybernet. The present principal occupation of each director nominee is the first occupation described in his biography.

MFC has agreed to pay each nominee of the Shareholders Group any out-of-pocket expenses and/or losses incurred by such nominee that arise from investigating or defending any claim brought against him with respect to actions taken in connection with the solicitation of proxies to which this proxy statement relates, other than claims resulting from the nominee's bad faith, willful misconduct or gross negligence.


Each of the nominees of the Shareholders Group, if elected, will be entitled to receive compensation customarily paid by Cybernet to its independent directors, which is described in management's [preliminary proxy statement filed on February 7, 2002].


We have no reason to believe that any of the nominees of the Shareholders Group will be disqualified or unwilling or unable to serve if elected. The Shareholders Group reserves the right to nominate substitute persons if Cybernet makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the nominees of the Shareholders Group. In addition, if any additional directorships are to be voted upon at the Stockholders Meeting, the Shareholders Group reserves the right to nominate additional persons to fill the added positions. SHARES REPRESENTED BY PROXIES GIVEN TO US WILL BE VOTED FOR ANY SUBSTITUTE OR ADDITIONAL NOMINEES OF THE SHAREHOLDERS GROUP.

THE SHAREHOLDERS GROUP BELIEVES THAT IT IS IN THE BEST INTEREST OF STOCKHOLDERS OF CYBERNET TO ELECT THE NOMINEES OF THE SHAREHOLDERS GROUP AT THE STOCKHOLDERS MEETING. WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINEES OF THE SHAREHOLDERS GROUP.

                 APPROVAL OF CYBERNET 1998 STOCK INCENTIVE PLAN


At the Stockholders Meeting, the management of Cybernet is asking stockholders to approve the Cybernet 1998 Stock Incentive Plan. A copy of the Cybernet 1998 Stock Incentive Plan is attached to the registration statement on Form S-1/A filed by Cybernet on November 5, 1998 and a description of the Cybernet 1998 Stock Incentive Plan is included in management's [preliminary proxy statement filed on February 7, 2002]. Reference is hereby made to such information pursuant to Rule 14a-5(c) under the Securities Exchange Act of 1934.


The mandate of the 1998 Stock Incentive Plan should be assessed and reviewed in the context of the compensation arrangements of Cybernet in its entirety by directors independent of management.

THE SHAREHOLDERS GROUP RECOMMENDS THAT STOCKHOLDERS VOTE "AGAINST" THE APPROVAL OF THE CYBERNET 1998 STOCK INCENTIVE PLAN.

                RATIFICATION OF APPOINTMENT OF CORPORATE AUDITORS

At the Stockholders Meeting, the management of Cybernet is asking stockholders to ratify the appointment of Ernst & Young Deutsche Allgemeine Treuhand AG as corporate auditors of Cybernet for the 2000 and 2001 calendar years. Ernst & Young Deutsche Allgemeine Treuhand AG served as Cybernet's independent auditors for the fiscal years ended December 31, 1999 and December 31, 2000. Cybernet has approved and engaged Ernst & Young Deutsche Allgemeine Treuhand AG to serve as Cybernet's auditors for the fiscal year ending December 31, 2001.

THE SHAREHOLDERS GROUP RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG AS CORPORATE AUDITORS OF CYBERNET FOR THE 2000 AND 2001 CALENDAR YEARS.

                                   * * * * * *

WHEN YOU RETURN THE YELLOW PROXY CARD, YOU WILL BE VOTING "FOR" THE NOMINEES OF THE SHAREHOLDERS GROUP TO SERVE AS DIRECTORS OF CYBERNET, "AGAINST" THE APPROVAL OF THE CYBERNET 1998 STOCK INCENTIVE PLAN AND "FOR" THE RATIFICATION OF ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG AS CORPORATE AUDITORS OF CYBERNET FOR THE 2000 AND 2001 CALENDAR YEARS, UNLESS YOU APPROPRIATELY INDICATE OTHERWISE.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE STOCKHOLDERS MEETING, PLEASE SIGN AND DATE THE ENCLOSED YELLOW PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED.

                                VOTING PROCEDURES

To support the nominees of the Shareholders Group at the Stockholders Meeting, please sign and date the enclosed YELLOW proxy card and return it to Marlene Bryl, of MFC Capital Partners AG, Charlottenstrasse 59, D-10117 Berlin, Germany in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Stockholders Meeting and vote in person.

HOW DO I VOTE IF I HOLD SHARES AT MY BANK OR BROKERAGE FIRM?


If you held shares on February 7, 2002, the record date for the Stockholders Meeting, in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from the record holder (which you can complete and send directly to Marlene Bryl, of MFC Capital Partners AG) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a blank, executed proxy card or an instruction card, you may contact the record holder directly to provide it with instructions. If you need assistance, please contact Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00.


If you do not have record ownership of your shares and want to vote in person at the Stockholders Meeting, you may obtain a document called a "legal proxy" from the record holder of your shares and bring it to the Stockholders Meeting. If you need assistance, please contact Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00.

HOW DO I VOTE IF I HOLD SHARES IN MY OWN NAME?


If you owned shares in your own name on February 7, 2002, the record date for the Stockholders Meeting, you may attend the Stockholders Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "How do I vote if I hold shares at my bank or brokerage firm?"


To vote by proxy, you should complete, sign and date the enclosed YELLOW proxy card and return it promptly in the enclosed postage-paid envelope.

To be able to vote your shares in accordance with your instructions at the Stockholders Meeting, we must receive your proxy as soon as possible but in any event prior to their being voted at the Stockholders Meeting. You may vote your shares without submitting a proxy to us if you vote in person, submit a proxy to the Secretary of Cybernet or, in some cases, if you provide appropriate instructions to the record holder of your shares.

If you need assistance, please contact Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00.

WHAT SHOULD I DO IF I RECEIVE A WHITE PROXY CARD?

Proxies on the white proxy card are being solicited by the incumbent board of directors of Cybernet. If you submit a proxy to us by signing and returning the enclosed YELLOW proxy card, do not sign or return the white proxy card or follow any voting instructions provided by Cybernet unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a white proxy card to Cybernet, you may revoke it and provide your support to the nominees of the Shareholders Group by signing, dating and returning the enclosed YELLOW proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

     o By delivering a later-dated proxy to either Marlene Bryl, of MFC Capital Partners AG, or the Secretary of Cybernet; or

     o By delivering a written notice of revocation to either Marlene Bryl, of MFC Capital Partners AG, or the Secretary of Cybernet; or

     o    By voting in person at the Stockholders Meeting.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Cybernet, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation or proxy or by calling Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00. REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

IF I PLAN TO ATTEND THE STOCKHOLDERS MEETING, SHOULD I STILL SUBMIT A PROXY?

Whether you plan to attend the Stockholders Meeting or not, we urge you to submit a proxy. Returning the enclosed YELLOW proxy card will not affect your right to attend the Stockholders Meeting and vote.

WHO CAN VOTE?


You are eligible to vote or to execute a proxy only if you owned Cybernet common stock or Series B preferred stock on February 7, 2002, the record date for the Stockholders Meeting. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the Stockholders Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon Cybernet's most recent public disclosure, approximately [26,535,627] shares of Cybernet common stock and no shares of Cybernet Series B preferred stock were outstanding on the record date for the Stockholders Meeting. With respect to each matter to be considered at the Stockholders Meeting, each stockholder will have one vote for each share of Cybernet common stock held by it on the record date.


HOW WILL MY SHARES BE VOTED?

If you give a proxy on the accompanying YELLOW proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of our nominees as directors of Cybernet, against the approval of the 1998 Stock Incentive Plan of Cybernet and in favor of the ratification of the appointment of Ernst & Young Deutsche Allgemeine Treuhand AG as corporate auditors of Cybernet for the 2000 and 2001 calendar years. Submitting a YELLOW proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the Stockholders Meeting.

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

Directors will be elected by a plurality of the votes cast by the holders of Cybernet common stock present in person or by proxy and actually voting at the Stockholders Meeting. This means that the two nominees as Class B directors and the two nominees as Class C directors of Cybernet receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any nominees.

Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

HOW CAN I RECEIVE MORE INFORMATION?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Marlene Bryl, of MFC Capital Partners AG, at (49 30) 20 94 58 00.

                         PROXY SOLICITATION AND EXPENSES

The following persons are or may be deemed to be participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the nominees of the Shareholders Group to the board of directors of Cybernet: (i) MFC; (ii) Ventegis; (iii) Holger Timm; and (iv) the nominees of the Shareholders Group: Roy Zanatta, Greg Elderkin, Michael J. Smith and Eduard Seligman. The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopier, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

The Participants will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. The Shareholders Group will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

The entire expense of our proxy solicitation is being borne by the Shareholders Group. The Shareholders Group may, particularly if the nominees of the Shareholders Group are elected to Cybernet's board of directors, seek reimbursement of expenses from Cybernet. The Shareholders Group does not intend to seek stockholder approval of any such reimbursement.


Costs related to the solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $500,000. Total payment of costs to date in furtherance of our proxy solicitation is approximately $200,000.


                       INFORMATION ABOUT THE PARTICIPANTS

The Participants are or may be deemed to be participants in the solicitation of proxies by the Shareholders Group for the Stockholders Meeting within the meaning of the federal securities laws. Information related to the Participants, including their beneficial ownership of Cybernet common stock, is set forth in ANNEX A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth in ANNEX A, none of the Participants is party to any commercial dealing with Cybernet or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each Participant was provided by that Participant.

                           INFORMATION ABOUT CYBERNET

Based upon Cybernet's quarterly report on Form 10-Q for the period ended September 30, 2001, the mailing address of the principal executive offices of Cybernet is Stefan-George-Ring 19-23, 81929 Munich, Germany.


Management's [preliminary proxy statement filed on February 7, 2002] was required to set forth information regarding: (i) the beneficial ownership of securities of Cybernet by: (A) any person known to Cybernet to beneficially own 5% or more of any class of voting securities of Cybernet; (B) each director and executive officer of Cybernet; and (C) all directors and executive officers of Cybernet as a group; (ii) information concerning Cybernet's directors and management, including information relating to management compensation; and (iii) information concerning the procedures for submitting stockholder proposals for consideration at the 2002 annual meeting of stockholders of Cybernet. Except as otherwise disclosed herein, reference is hereby made to such afore-mentioned information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Securities Exchange Act of 1934.


Except as otherwise noted herein, the information in this proxy statement concerning Cybernet has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although the Shareholders Group does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Shareholders Group, or for any failure by Cybernet to disclose events that may affect the significance or accuracy of such information.

                         OTHER MATTERS TO BE VOTED UPON


Except for the election of directors of Cybernet, the approval of the Cybernet 1998 Incentive Option Plan and the ratification of the appointment of Ernst & Young Deutsche Allgemeine Treuhand AG as the corporate auditors of Cybernet for the 2000 and 2001 calendar years, the Shareholders Group is not aware of any other matter to be presented for consideration at the Stockholders Meeting. However, if any other matter properly comes before the Stockholders Meeting, the persons named as proxies by the Shareholders Group will exercise their discretionary authority to vote on such matters in accordance with their best judgement. If the Shareholders Group becomes aware a sufficient time in advance of the Stockholders Meeting that Cybernet's management intends to present for stockholder vote at the Stockholders Meeting any matter not included on the enclosed YELLOW proxy card, the Shareholders Group intends to either: (i) refrain from voting on any such matter (in which case stockholders will only be able to vote on such matter on the proxy card furnished by Cybernet's management); or (ii) revise the YELLOW proxy card in order to include any such additional matter thereon. The Shareholders Group may also furnish stockholders with additional proxy materials describing any such additional matter. If stockholders voted or vote on the original YELLOW proxy card which does not include such additional matter, the persons named as proxyholders on the enclosed YELLOW proxy card will exercise their discretionary authority with respect to such additional matter and the Shareholders Group will advise stockholders as to how the proxyholders will use such discretionary authority. If a stockholder wishes to specify the manner in which his or her shares are to be voted on any such additional matter, the stockholder will have the opportunity to vote on a revised YELLOW proxy card. Submission of any properly executed proxy card will revoke all prior proxy cards.

                                   * * * * * *

Questions or requests for additional copies of this proxy statement should be directed to:

                                  MARLENE BRYL
                             MFC CAPITAL PARTNERS AG
                              CHARLOTTENSTRASSE 59
                             D-10117 BERLIN, GERMANY
                            TEL: (49 30) 20 94 58 00
                            FAX: (49 30) 20 94 58 11

WE URGE YOU TO VOTE YOUR SHARES IN FAVOR OF THE NOMINEES OF THE SHAREHOLDERS GROUP, AGAINST THE APPROVAL OF THE CYBERNET 1998 STOCK INCENTIVE PLAN AND IN FAVOR OF THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG AS AUDITORS OF CYBERNET FOR THE

2000 AND 2001 CALENDAR YEARS BY SIGNING, DATING AND RETURNING THE ENCLOSED YELLOW PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Sincerely,

MFC BANCORP LTD.                                       VENTEGIS CAPITAL AG

PER: /S/ MICHAEL J. SMITH                              PER: /S/ KARSTEN HAESEN
     -------------------------------------                  --------------------
     MICHAEL J. SMITH                                       KARSTEN HAESEN
     PRESIDENT AND CHIEF EXECUTIVE OFFICER                  BOARD MEMBER


February  , 2002

                                     ANNEX A

                  INFORMATION CONCERNING THE SHAREHOLDERS GROUP
                             AND OTHER PARTICIPANTS

The following persons are or may be deemed to be participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the nominees of the Shareholders Group to the board of directors of Cybernet: (i) MFC; (ii) Ventegis; (iii) Holger Timm; and (iv) the nominees of the Shareholders Group: Roy Zanatta, Greg Elderkin, Michael J. Smith and Eduard Seligman. Information set forth herein about each Participant was provided by that Participant.


MFC is a public corporation organized under the laws of the Yukon Territory, Canada with its common shares quoted on the Nasdaq National Market and on the Frankfurt Stock Exchange. MFC operates in the financial services industry, specializing in merchant banking internationally, and has an address at 17 Dame Street, Dublin 2, Ireland.


Ventegis is venture capital company, focusing on the biotechnology and information and communication fields. Ventegis is a German corporation with principal executive offices at Cicerostrasse 21, 10709 Berlin, Germany.

Holger Timm is a member of the board of Berliner Effektengesellschaft AG. Mr. Timm has a business address at Kurfurstendamm 119, 10711 Berlin, Germany.

A description of each nominee of the Shareholders Group, including name, business address, age, present principal occupation and five year business experience, is described in the proxy statement of the Shareholders Group under the heading "Election of Directors".

SECURITY OWNERSHIP

The beneficial ownership of securities of Cybernet by the Participants is described in the following table. No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Cybernet other than common stock as described in the following table. No Participant beneficially owns any securities of any parent or subsidiary of Cybernet. No Participant has record but not beneficial ownership with respect to any securities of Cybernet.

                                                                         APPROXIMATE
                                       SHARES BENEFICIALLY OWNED     PERCENTAGE OF CLASS
NAME                                         COMMON STOCK               COMMON STOCK
----                                   -------------------------     -------------------
MFC Bancorp Ltd.(1)
17 Dame Street                               6,872,796(2)                   25.9%
Dublin 2, Ireland

---------

(1) MFC is a public corporation with its common shares quoted on the Nasdaq National Market and on the Frankfurt Stock Exchange. Based solely upon public records and filings, Peter Kellogg directly and/or indirectly owns approximately 25% of the common shares of MFC. Mr. Kellogg disclaims beneficial ownership of approximately 92% of such common shares.

                                                                         APPROXIMATE
                                       SHARES BENEFICIALLY OWNED     PERCENTAGE OF CLASS
NAME                                         COMMON STOCK               COMMON STOCK
----                                   -------------------------     -------------------
Ventegis Capital AG (formerly
Cybermind Interactive Europe, AG)(3)          5,577,396(2)                 21.0%
Kurfurstendamm 119
10711 Berlin, Germany

Holger Timm(4)
Cicerostrasse 21                              1,295,400(2)                 4.9%
10709 Berlin, Germany


TRANSACTIONS IN CYBERNET SECURITIES

Other than the transactions described below, no Participant has purchased or sold any securities of Cybernet in the past two years.

                                              TRANSACTIONS IN CYBERNET
                                                  SECURITIES BY MFC
                                              ------------------------
                                                                                          NUMBER AND TYPE OF
  DATE OF TRANSACTION                          NATURE OF TRANSACTION                    SECURITIES OF CYBERNET
  -------------------                          ---------------------                    ----------------------
  November 2, 2001                   Was granted voting rights over shares                      6,872,796
                                     beneficially owned by Holger Timm and
                                     Ventegis pursuant to an agreement dated for
                                     reference October 29, 2001

                                              TRANSACTIONS IN CYBERNET
                                               SECURITIES BY VENTEGIS
                                              ------------------------
                                                                                           NUMBER AND TYPE OF
  DATE OF TRANSACTION                          NATURE OF TRANSACTION                     SECURITIES OF CYBERNET
  -------------------                          ---------------------                     ----------------------
  January 10, 2000                   Converted preferred stock, series A and             1,440,000 shares of common
                                     preferred stock, series B into common stock         stock
                                     on a one-for-one basis

------------
(2) On November 2, 2001, MFC was granted voting rights over 1,295,400 and 5,577,396 shares of common stock of Cybernet beneficially owned by Holger Timm and Ventegis, respectively, pursuant to an agreement among MFC, Holger Timm, Ventegis, and Consors Capital Bank AG dated for reference October 29, 2001.

(3) The dispositive power over the shares of Cybernet beneficially owned by Ventegis is exercised by the directors and executive officers of Ventegis. The executive board of Ventegis is comprised of Karsten Haesen and Carsten Dujesiefken and the supervisory board of Ventegis is comprised of Holger Timm, Klaus Gerd Kleversaat and Wolfgang Hermanni.

(4) Holger Timm is a minority shareholder of Ventegis and a member of its supervisory board of directors. However, Holger Timm disclaims beneficial ownership of any securities of Cybernet beneficially owned by Ventegis.

                                                                                           NUMBER AND TYPE OF
  DATE OF TRANSACTION                          NATURE OF TRANSACTION                     SECURITIES OF CYBERNET
  -------------------                          ---------------------                     ----------------------
  January 2, 2001                    Converted preferred stock, series A and             2,880,000 shares of common
                                     preferred stock, series B into common stock         stock
                                     on a one-for-one basis

  November 2, 2001                   Granted voting rights over common stock to          5,577,396 shares of common
                                     MFC pursuant to an agreement dated for              stock
                                     reference October 29, 2001

                                              TRANSACTIONS IN CYBERNET
                                              SECURITIES BY HOLGER TIMM
                                              ------------------------
                                                                                           NUMBER AND TYPE OF
  DATE OF TRANSACTION                          NATURE OF TRANSACTION                     SECURITIES OF CYBERNET
  -------------------                          ---------------------                     ----------------------
  December 31, 1999                   Sold common stock in a private transaction          43,000 shares of common stock

  January 10, 2000                    Converted preferred stock, series A into            30,375 shares of common stock
                                      common stock on a one-for-one basis

  November 9, 2000                    Acquired common stock at a price of DM 0.28         172,000 shares of common stock
                                      per share pursuant to a stock purchase
                                      agreement dated April 28, 1997 in which
                                      such shares were sold to an employee of
                                      Cybernet and were to revert back to Holger
                                      Timm upon termination of the employee's
                                      employment contract

  January 2, 2001                     Converted preferred stock, series A into            60,750 shares of common stock
                                      common stock on a one-for-one basis

  November 2, 2001                    Granting voting rights over common stock to         1,295,400 shares of common stock
                                      MFC pursuant to an agreement dated for
                                      reference October 29, 2001

ARRANGEMENTS, INTERESTS AND TRANSACTIONS

Except as otherwise disclosed herein, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Cybernet, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as otherwise disclosed herein, no Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a nominee of the Shareholders Group is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Cybernet or its affiliates or with respect to any future transactions to which Cybernet or any of its affiliates will or may be a party.

MFC, Ventegis and Holger Timm have or may be deemed to have interests in the solicitation of proxies in support of the nominees of the Shareholders Group from beneficial ownership of the common stock of Cybernet. Participants who are nominees of the Shareholders Group are expected to receive customary compensation from Cybernet in exchange for their services as directors, if elected. The nominees of the Shareholders Group also have an interest in the solicitation through the forms of compensation described in the proxy statement of the Shareholders Group under the heading "Election of Directors".

There has been no transaction or series of similar transactions since the beginning of Cybernet's last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Cybernet or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Participant or any associate of any Participant had, or will have, a direct or indirect material interest.

ADDITIONAL INFORMATION ABOUT THE NOMINEES OF THE SHAREHOLDERS GROUP

No nominee of the Shareholders Group presently holds any position with Cybernet.


Except as otherwise disclosed herein, there is no arrangement or understanding between any nominee of the Shareholders Group and any other person pursuant to which the nominee of the Shareholders Group was selected as a nominee.


There is no family relationship (within the meaning of the federal securities laws) between any nominee of the Shareholders Group and: (i) any other nominee of the Shareholders Group; or (ii) any director of Cybernet, executive officer of Cybernet or person nominated by Cybernet to become a director or executive officer. There is, and has been, no legal or other proceeding involving any nominee of the Shareholders Group that is required to be disclosed under the federal proxy rules.

No nominee of the Shareholders Group: (i) has any business relationship that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Cybernet's most recently completed fiscal year; or (iii) has, since the beginning of Cybernet's last completed fiscal year, been indebted to Cybernet or any of its subsidiaries in an amount that exceeds $60,000.

No nominee of the Shareholders Group and no associate of any nominee of the Shareholders Group has received any compensation from Cybernet as a director or executive officer of Cybernet.

No nominee of the Shareholders Group has failed to file reports related to Cybernet that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Michael J. Smith, a nominee of the Shareholders Group, is the President, Chief Executive Officer and a director of MFC and a director and/or officer of certain of MFC's subsidiaries. MFC does not have a compensation committee and its executive compensation program is administered by its Chief Executive Officer under the supervision of its board of directors. Roy Zanatta, a nominee of the Shareholders Group, is the Secretary and a director of MFC and a director and/or officer of certain of MFC's subsidiaries.

                                    APPENDIX

                                YELLOW PROXY CARD

                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.


                      PROXY FOR THE MEETING OF STOCKHOLDERS
                               TO ELECT DIRECTORS
                     SCHEDULED TO BE HELD ON MARCH 8, 2002


       THIS PROXY IS SOLICITED BY MFC BANCORP LTD. AND VENTEGIS CAPITAL AG
                        (NOT BY THE BOARD OF DIRECTORS OF
                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.)


The undersigned stockholder of Cybernet Internet Services International, Inc. ("Cybernet") hereby appoints Michael J. Smith and Eduard Seligman, and each of them, as attorneys and proxies, each with full power of substitution and revocation, acting unanimously or by either of them if only one be present and acting, to represent the undersigned at the meeting (the "Meeting") of Stockholders to elect directors of Cybernet scheduled to be held on March 8, 2002, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.


Receipt of the Proxy Statement relating to the Meeting is hereby acknowledged.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL CAUSE YOUR SHARES OF CYBERNET WHICH YOU WOULD BE ENTITLED TO VOTE IF PERSONALLY PRESENT AT THE MEETING TO BE VOTED AS YOU DIRECT. IF YOU RETURN THIS PROXY, PROPERLY EXECUTED, WITHOUT SPECIFYING A CHOICE, YOUR SHARES OF CYBERNET WILL BE VOTED IN FAVOR OF THE NOMINEES LISTED ON THE REVERSE SIDE IN PROPOSAL 1, AGAINST THE APPROVAL OF THE CYBERNET 1998 STOCK INCENTIVE PLAN IN PROPOSAL 2 AND IN FAVOR OF THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG IN PROPOSAL 3.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)                SEE REVERSE SIDE

PROPOSAL 1. To elect the director nominees listed below:

         Class B nominee:     Roy Zanatta

         /_/ FOR              /_/ WITHHOLD AUTHORITY

         Class B nominee:     Greg Elderkin

         /_/FOR               /_/ WITHHOLD AUTHORITY

         Class C nominee:     Michael J. Smith

         /_/FOR               /_/ WITHHOLD AUTHORITY

         Class C nominee:     Eduard Seligman

         /_/ FOR              /_/ WITHHOLD AUTHORITY

PROPOSAL 2.  To approve the Cybernet 1998 Stock Incentive Plan:

         /_/FOR              /_/ AGAINST          /_/ ABSTAIN

PROPOSAL 3. To ratify the appointment of Ernst & Young Deutsche Allgemeine Treuhand AG as corporate auditors for the 2000 and 2001 calendar years:

         /_/ FOR             /_/ AGAINST          /_/ ABSTAIN

MFC BANCORP LTD. AND VENTEGIS CAPITAL AG RECOMMEND A VOTE "FOR" THE NOMINEES LISTED IN PROPOSAL 1 ABOVE, "AGAINST" THE APPROVAL OF THE CYBERNET 1998 STOCK INCENTIVE PLAN IN PROPOSAL 2 ABOVE AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG IN PROPOSAL 3 ABOVE.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO MFC BANCORP LTD. OR VENTEGIS CAPITAL AG AND THEIR REPRESENTATIVES A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE SOLICITATION OF PROXIES BY MFC BANCORP LTD. AND VENTEGIS CAPITAL AG.

Please mark, date and sign this Proxy, and return it in the enclosed return-addressed envelope. No postage is necessary.

PLEASE RETURN PROXY AS SOON AS POSSIBLE

Dated: __________________________________
         (Be sure to date your Proxy)

_________________________________________
Number and Class of Shares

_________________________________________
Name(s) of Stockholder(s)

_________________________________________
Signature(s) of Stockholder(s)

NOTE: Signatures must correspond exactly with the name or names appearing on the stock certificate(s). If stock is held in the name of more than one person, all holders should sign. When stock is held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Meeting of Cybernet, and any adjournment, postponement or rescheduling thereof.